August 10, 2007
Mr. Donald A. Walker
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Hudson City Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 1, 2007 File No. 000-26001
Dear Mr. Walker,
Regarding your comment letter dated July 27, 2007, please be advised that Hudson City Bancorp, Inc. intends to file its response on August 17, 2007.
Please contact me at (201)967-1900, extension 1370 or Anthony Fabiano at extension 1455 if you have any questions or require further discussion.

Sincerely,
/s/ James C. Kranz

James C. Kranz Senior Vice President and Chief Financial Officer Hudson City Bancorp, Inc. West 80 Century Road Paramus, NJ 07652